CODE OF ETHICS

Statement

Walter Scott has a strong ethics and compliance culture and has established policies and procedures to ensure that it meets regulatory, legal and best practice requirements together with maintaining high fiduciary standards in the management of its clients’ assets. Employees of Walter Scott bear a fiduciary responsibility to its clients and are therefore responsible for knowing, understanding and following the firm’s policies and procedures.

Walter Scott has adopted a Code of Ethics that is made up of three parts:

1.	BNY Mellon Code of Conduct and Interpretive Guidance (the “BNY Mellon Code”);

2.	BNY Mellon Personal Securities Trading Policy (the “PSTP”);

3.	Walter Scott Personal Securities Trading Policy.

1.1	BNY MELLON CODE OF CONDUCT

The BNY Mellon Code provides to employees the framework and sets the expectations for business conduct. In addition, it clarifies our responsibilities to clients, suppliers, government officials, competitors and the communities we serve and outlines important legal and ethical issues:

1.

Conflicts of Interest: gifts, entertainment and other payments; personal conflicts of interest; fiduciary appointments and bequests; outside affiliations, outside employment and certain outside compensation issues; and disclosure of relationships and transactions.

2.

Proper Use and Care of Information and Proper Recordkeeping: proprietary information and intellectual property; data integrity and corporate information; use of e-mail and internet; accurate accounting and internal controls; use of non-public or “inside” information; talking to the media; and document retention.

3.

Dealing with Customers, Prospects, Suppliers, and Competitors: business relationships with customers, prospects, suppliers, and competitors; business decisions; exploitation of relationships and use of the company’s name, letterhead or facilities; knowing your customer; and recognizing and reporting illegal, suspicious, or unusual activities.

4.

Doing Business with the Government: complying with government contracts, government contracting laws and regulations; integrity in the sales and marketing process; truthful, accurate statements and recordkeeping; safeguarding government information and property; cooperating with government audits and investigations; and meeting employment and labor obligations.

5.	Personal Finances: personal investments; personal brokerage accounts; political campaign contributions; contributions to not-for-profit entities; and individual employees’ regulatory requirements.

6.	Compliance with the Law: among other matters illegal or criminal activities; investigations; and protection of company assets.

RCC/COE/201804

Revised April 2018

1.2	BNY MELLON PERSONAL SECURITIES TRADING POLICY

The PSTP is designed to reinforce our reputation for integrity by avoiding even the appearance of impropriety and to ensure compliance with applicable laws in the conduct of our business. The PSTP sets forth procedures and limitations that govern the personal securities transactions of our employees in accounts held in their own names as well as accounts in which they have indirect ownership.

1.3	WALTER SCOTT PERSONAL SECURITIES TRADING POLICY

In addition to the PSTP we have a more restrictive policy regarding personal securities trading which prevents employees from having discretion to purchase single equities with the exception of BNY Mellon stock. Compliance with the personal securities trading rules is a condition of employment and our employees must, therefore, be familiar with them. Employees can invest in a UK based fund which is sponsored by BNY Mellon with us acting as investment advisor. This fund is also utilized as part of the long-term incentive plan.

1.3.1	DISCLOSURE / PRE - CLEARANCE

Existing holdings, which must be disclosed within 10 calendar days of joining the firm, may be retained or, following pre-clearance from our Risk & Compliance team, sold at a later date.

1.3.2	PRE - CLEARANCE REQUIRED

For all buys and sells pre-clearance is required from the Risk & Compliance team with the following exception. Pre-clearance is not required for unit trusts and OEICs except for those being managed by any BNY Mellon affiliate (known as ‘Proprietary Funds’). This only relates to unit trusts and OEICs, not investment trusts. Investment trusts must be pre-cleared and included in the quarterly reporting as described below.

1.3.3	PROHIBITED INVESTMENTS

Our employees may not invest in:

•	individual securities (other than those mentioned in 1.3 above);

•	collective investment vehicles where we act as the sub-adviser (except the BNY Mellon Long Term Global Equity Fund ICVC as we are the investment manager);

•	convertible bonds;

•	customs made ETFs or ISAs;

•	spread betting on securities, currencies or indices;

•	or derivative instruments based on individual securities.

1.3.4	REPORTING

Our employees must report quarterly both on any trading activity during the quarter (excluding non-affiliated unit trusts and OEICs) plus their total holdings as at the end of the reporting period within 30 calendar days. Unit trusts, OEICs (with the exception of those managed by any BNY Mellon affiliates, known as ‘Proprietary Funds’), and AVCs need not be reported, however the prohibited investments noted above apply. Employees are permitted to open discretionary investment accounts where they are not involved in decisions at the individual security level. A copy of the contractual agreement relating to such accounts needs to be pre-cleared by BNY Mellon’s Ethics Office via the Risk & Compliance team prior to opening.

All employees must sign an annual declaration confirming acceptance of the BNY Mellon Code of Conduct, BNY Mellon Personal Securities Trading Policy and our Personal Securities Trading Policy and that no violation of those policies has occurred during the period.

This information is reviewed and monitored by our Risk & Compliance team and is uploaded into the Protegent Personal Trading Assistant system maintained by BNY Mellon. This system is monitored by the Ethics Office of BNY Mellon.

RCC/COE/201804

Revised April 2018

1.3.5	OUTSIDE INTERESTS / PRIVATE PLACEMENTS

New or existing investments in private placements, i.e. shares in private companies, partnerships and investments in family owned businesses must be pre-cleared through our Risk & Compliance team and BNY Mellon’s Ethics Office.

1.3.6	SHORT TERM TRADING / DISGORGEMENT

Our employees are prohibited from engaging in short-term trading (i.e. selling and purchasing BNY Mellon securities within any 60 calendar day period) with any profits being disgorged.

A copy of these policies will be provided upon request.

As part of this obligation, every employee is required to certify that they have read and understood the BNY Mellon Code of Conduct, the BNY Mellon Personal Securities Trading Policy and the Walter Scott Personal Securities Trading Policy the rules of which supercede anything conflicting in the BNY Mellon policy. All employees are bound by the Code of Conduct and must sign their acceptance of this on joining the firm. Thereafter, on an annual basis each employee is required to complete a declaration confirming that they have read, understand and have not violated the policy.

RCC/COE/201804

Revised April 2018

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